EXHIBIT 4.1(a)

ESCO Technologies Inc.

Description of Common Stock

Registrant’s outstanding equity consists solely of shares of common stock having the typical characteristics of common stock of a Missouri public corporation, including:

–     One vote per share on all matters to be voted on by the shareholders (however, the approval of certain matters requires a supermajority vote pursuant to Missouri law or as set forth in the Registrant’s Articles of Incorporation or Bylaws)

–     The right to participate pro rata in such dividends as may be declared by the Board of Directors, subject to the preferential rights of preferred shares, if any (none are currently outstanding)

–     The right to participate pro rata in any proceeds available upon liquidation of the Registrant, subject to the preferential rights of preferred shares, if any (none are currently outstanding)

–     Shares carry no preemptive right to subscribe for additional issuances of securities

–     Shares are not subject to involuntary redemption by the Registrant

–     Cumulative voting in the election of directors is prohibited

–     There are no restrictions on alienability (however, certain holders may be personally subject to restrictions imposed by contract or applicable securities laws)

–     There are no provisions discriminating against holders or prospective holders who own or would own a substantial amount of securities.